Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
KBR, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-190777, 333-155551, 333-138850 and 333-142101) on Form S-8 of KBR, Inc. and subsidiaries of our reports dated February 26, 2016, with respect to the consolidated balance sheets of KBR, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of KBR, Inc. and subsidiaries. Our report dated February 26, 2016 on the consolidated financial statements refers to a change in accounting for deferred income taxes.

/s/ KPMG LLP

KPMG LLP
Houston, Texas
February 26, 2016